Exhibit 99.1

Additional Senior Talent Joins Executive Team at China Rapid Finance

SHANGHAI, December 10, 2018 -- China Rapid Finance Limited (the “Company” or “XRF”) (NYSE: XRF), operator of one of China's leading consumer lending marketplaces, announced that its Vice President of Finance Lan Xie has completed her planned onboarding as Chief Financial Officer. Ms. Xie's recruitment was overseen by Kerry Shen, the Company’s former CFO, as part of the organizational plans approved earlier this year by the Board of Directors. Ms. Xie joined the Company as Vice President of Finance on October 1st and has transitioned into the Chief Financial Officer role over the past two months with the assistance of Mr. Shen, who is pursuing a new opportunity.

Russell Krauss, Co-Chief Executive Officer and Vice Chairman of the Company, commented, “Over the past year, we conducted an extensive search for an exceptional professional who can bring additional experience and skill in financial management and corporate strategy.  Earlier this year, that work culminated with our successful recruitment of Lan, who has been operating as the company’s Vice President of Finance. Because I have witnessed Lan’s talent, experience and capability firsthand, I am confident in her ability to make a meaningful contribution to the Company’s future success. I offer her my congratulations on this promotion and look forward to observing the positive impact she will have on the Company.”

The Company also announced further additions to its leadership team with the appointment of Kevin Kong as General Counsel.

Zane Wang, PhD, the Company’s Founder, Chairman, and Co-Chief Executive Officer, commented, “These two appointments affirm our commitment to build a world-class management team. Lan and Kevin are highly regarded experts within their respective fields. They bring extensive skills and global perspective to their roles at XRF. During this period of market and regulatory change, we see a unique opportunity to solidify XRF’s position within our industry. While refocusing and expanding our business to adapt to a new environment, we continue to place emphasis on attracting and retaining the industry’s top talent.”

Lan Xie brings to the Company rich experience in global finance.  Prior to joining XRF, she served as China Chief Financial Officer and Vice President of Finance for SciClone. Before SciClone, she served as Vice President of Finance and Investor Relations at Shangpharma Corporation, and was closely involved with that company’s Initial Public Offering (IPO) on the New York Stock Exchange (NYSE).  Previously, she was Senior Manager of Transaction Services at PricewaterhouseCoopers Zhong Tian LLP in Shanghai, and Manager of Mergers and Acquisitions at Deloitte & Touche in New York. Ms. Xie’s financial management experience is complemented by strong academic and professional credentials, including an MBA degree and CPA certification in US GAAP. She is a Massachusetts Certified Public Accountant and received her MBA from INSEAD in France.

Kevin Kong joined the Company earlier this year as General Counsel, and brings over a decade of experience in management, corporate law, and regulatory compliance gained in both New York and Shanghai.  In addition to being an experienced corporate attorney from the international law firm of Sidley Austin LLP, Mr. Kong has previously served as General Counsel for two U.S.-listed Chinese companies, Spreadtrum Communications Inc. and ASAT Holdings Limited.  Mr. Kong’s areas of legal expertise include U.S. securities, capital markets, regulatory compliance, mergers and acquisitions, corporate finance, and corporate governance.  Mr. Kong received his Juris Doctor degree from Cornell Law School and his Bachelor’s degree with Honors from Columbia University in New York.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's mobile-active consumers. China Rapid Finance utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. The Company facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for returning borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

Internal:

China Rapid Finance

Marlene Pan

Director of Investor Relations

Tel: +86 (21) 6032-5999

Email: IR@crfchina.com

External:

The Blueshirt Group

Gary T. Dvorchak, CFA

Tel: +1 (323) 240-5796

Email: gary@blueshirtgroup.com